EXHIBIT 99.1

Fury Appoints Senior Director, Environment and Permits

TORONTO, May 12, 2026 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce the appointment of Annie Blier, as Senior Director, Environment and Permits, who will lead the environmental strategy, technical studies, and permitting roadmap required to advance the Eau Claire high-grade gold project (“Eau Claire” or the “Project”) towards feasibility, while supporting proactive, respectful engagement with Indigenous Nations and local communities.

With over 20 years of mining experience, Ms. Blier has managed environmental and social impact assessments, coordinated provincial and federal authorizations, and implemented environmental management systems across project life cycles—from exploration and construction through operations and closure. Her background includes leading multi-disciplinary teams, managing technical consultants, and maintaining strong working relationships with regulators and government agencies to deliver on permitting schedules and compliance commitments. Ms. Blier has held senior positions at various mining companies, including Director of Sustainable Development at IAMGOLD Corporation for 15 years, and Hecla Québec.

Ms. Blier also brings deep experience in Indigenous and community relations, including supporting consultation processes, establishing stakeholder communication tools, and participating in negotiations that have led to agreements and cooperation frameworks. Her approach integrates environmental performance with meaningful engagement—helping projects identify and manage key environmental and social risks early.

“We are pleased to welcome Annie to the Fury team as we advance Eau Claire towards feasibility. Annie’s contribution will be instrumental in defining and executing a clear environmental and permitting roadmap, ensuring that scope, sequencing, budgets, and critical path activities are aligned with our development objectives,” commented Tim Clark, CEO of Fury. “We also look forward to strengthening Indigenous and community engagement practices as we incorporate community perspectives into project design, and build the trust required for long-term, responsible development.”

Ms. Blier holds a Bachelor’s degree in biochemistry and a Master’s degree in environment from Sherbrooke University, and she is a registered chemist with the Ordre des chimistes du Québec since 1995.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 5.8% equity position in Contango Silver and Gold Inc. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining.

For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This news release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Specific forward-looking statements contained in this news release includes information relating to the Company’s ongoing exploration program at the Eau Claire project.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2025 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company’s Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.